

February 4, 2013

<u>Via E-mail</u>
Catherine B. Callaway
Executive Vice President, General Counsel and Chief Compliance Officer
Dynegy Inc.
601 Travis, Suite 1400
Houston, TX 77002

      Re: Dynegy Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed January 18, 2013
              File No. 333-185376

Dear Ms. Callaway:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where You Can Find Additional Information, page 3</u>

1. We note your response to comment 2 in our letter dated January 7, 2013. It does not appear that the General Instructions to Form 8-K, Item 8.01 of Form 8-K or any other authority contemplate that information may be "furnished" rather than "filed" under Item 8.01 of Form 8-K. Please revise your disclosure accordingly. In this regard, we note that it appears that the Form 8-K filed on January 22, 2013 should also be incorporated by reference.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Johansen, Esq.